UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D/A

            Under the Securities Exchange Act of 1934

                         (Name of Issuer)
                         OTC America, Inc.

                    (Title of Class of Securities)
                    $.0001 par value common stock

                          (CUSIP Number)
                            671048106

                        Randy L. Phillips
                      1582 South Parker Road
                      Denver, Colorado 80231
                         (303) 750-3111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            November 11, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
_______________________________
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D/A

In filing the Schedule 13D for Randy L. Phillips we inadvertently neglected to file the Letter Agreement by & between Randy L. Phillips, Wathne Pierce & Associates, Inc. and L. Thomas Tarantelli dated October 30, 1997 under Item 7. Allow this Amended Schedule 13D to serve as a complete filing.

Item 7.  Material to be Filed as Exhibits.

     (a) Letter Agreement by and between Randy L. Phillips, Wathne Pierce & Associates, Inc. and L. Thomas Tarantelli dated October 30, 1997.


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 24, 1997                       /s/Randy L. Phillips
Date                                    Signature


                                       Randy L. Phillips, President
                                       Name/Title






























                             Exhibit A


                     1582 South Parker Road, Suite 201
                          Denver, Colorado 80231
                          Phone: (303) 750-3111
                           Fax: (303) 750-6696


                             October 30, 1997


BY FACSIMILE (716) 224-8276

Wathne Pierce & Associates, Inc.
146 Halstead Street
Rochester, New York 14610
Attn:  Mr. Joseph M. Compitello

BY FACSIMILE (716) 586-5741

Mr. L. Thomas Tarantelli
1 Vineyard Hill
Fairport, New York 14450

         Re:     Acquisition of Common Stock of OTC America, Inc.

Gentlemen:

         The purpose of this letter agreement is to confirm the terms and conditions for (i) the execution of that certain Option Contract Purchase Agreement ("Option Purchase Agreement") between Randy Phillips ("Phillips") and Wathne Pierce & Associates, Inc. ("Wathne Pierce"), pursuant to which Option Purchase Agreement Phillips will acquire from Wathne Pierce in exchange for $100,000.00 (of which $5,000.00 has already been deposited by Phillips with Wathne Pierce) that certain Agreement for Ownership Transfer of Securities executed on June 11, 1997 (the "Option") by and between L. Thomas Tarantelli ("Tarantelli") and Downeast Sonrise, Inc., pursuant to which Option, which Wathne Pierce represents and warrants that it currently holds free and clear of any liens or encumbrances, all 6,705,137 shares of common stock of OTC America, Inc., a Colorado corporation ("OTC America"), currently held by Tarantelli may be acquired from Tarantelli in exchange for $50,000.00, and (ii) the exercise of the Option by Phillips pursuant to which exercise Phillips shall pay Tarantelli $50,000.00 and Tarantelli shall transfer all 6,705,137 of his shares of OTC America common stock to Phillips.

         The consummation of the above-described transaction shall be conditioned upon completion of all of the following:

         1. Phillips and Wathne Pierce will deliver to American Securities Transfer & Trust, Inc. ("AST"), 1825 Lawrence Street, Denver, Colorado, Attn:
Mr. Gregg Tubbs (Fax No. (303) 298-5380), signed counterparts of the Option Purchase Agreement, which Option Purchase Agreement provides that Phillips will purchase the Option from Wathne Pierce for $100,000.00 and contains the acknowledgement that $5,000.00 has already been deposited by Phillips with Wathne Pierce;

       2. Phillips will transfer to AST funds in the amount of $145,000.00, which amount represents the sum of $95,000.00 ($100,000.00 less
$5,000.00) for the purchase of the Option from Wathne Pierce and $50,000.00 for the purchase of 6,705,137 shares of OTC America common stock from Tarantelli pursuant to the exercise of the Option;

       3. Tarantelli will deliver to AST the stock certificates for his 6,705,137 shares of OTC America common stock, along with (i) a corresponding stock power for the transfer of such shares to Phillips, (ii) a signed counterpart of the Consent of Directors of OTC America in which Tarantelli as the heretofore sole director of OTC America appoints Phillips to the Board of Directors of OTC America and Phillips is appointed to be the President of OTC America, and (iii) an executed Letter of Resignation pursuant to which Tarantelli resigns from his position as a director of OTC America effective immediately after the appointment of Phillips as a director of OTC America;

      4. Phillips will deliver to AST a signed counterpart of the above-referenced Consent of Directors and a signed Consent of Sole Director of OTC America which accepts Tarantelli's resignation from the Board of Directors of OTC America; and

      5. Upon receipt by AST of all of the above-described items, AST will issue to Phillips a certificate for 6,705,137 shares of OTC America common stock, AST will disburse $95,000.00 to Wathne Pierce and $50,000.00 to Tarantelli and AST will deliver copies of the signed Option Purchase Agreement, Consent of Directors and Letter of Resignation to Cohen Brame & Smith Professional Corporation, Attn: Dwight R. Landes, 1700 Lincoln Street, Suite 1800, Denver, Colorado 80203.

         To allow AST to assist in the completion of the above-described items, Phillips will pay to AST on behalf of OTC America the amount of $2,888.59 which is currently owed to AST by OTC America.

          In addition, Phillips and Wathne Pierce agree that, notwithstanding anything in Section 1.1.1 of the Option Purchase Agreement which may be inferred to the contrary, Phillips will only cause OTC America to issue in the future 200,000 shares of its common stock consistent with the duties and obligations of Phillips as a director of OTC America, including but not limited to ensuring that OTC America receives fair and adequate consideration for the issuance of stock.

          If you are in agreement with the foregoing terms and conditions, please sign below to indicate your acceptance and return a copy to me by facsimile.

                              Very truly yours,

                              /s/ Randy Phillips
                              ____________________
                              Randy Phillips


     cc:  Mr. Gregg Tubbs - By Facsimile

[Remainder of page intentionally left blank]


     The undersigned agree to and accept the foregoing terms and conditions set forth above.

WATHNE PIERCE & ASSOCIATES, INC.


By:____________________________
Printed Name:____________________
Title: __________________________
Date Signed:_____________________


STATE OF NEW YORK                       )
                                        ) ss.
________ COUNTY OF __________________   )

     Subscribed and sworn to before me this _____ day of October, 1997, by
__________________________________________.

          Witness my hand and official seal.

Notary Public:

My commission expires:


_________________________________
L. Thomas Tarantelli

Date Signed:________________________


STATE OF NEW YORK                    )
                                     ) ss.
________ COUNTY OF __________________)

    Subscribed and sworn to before me this _____ day of October, 1997, by
__________________________________________.

          Witness my hand and official seal.

Notary Public:____________________________________

My commission expires: ___________________________